Approved December 4, 2019

U.S. Global Investors, Inc.
Code of Ethics

Summary and Scope

WHAT THE CODE IS ABOUT

Helping to ensure that U.S. Global Investors, Inc. (“USGI”) personnel place the interests of USGI clients ahead of their own personal interests.

WHO THE CODE APPLIES TO AND WHAT THE IMPLICATIONS ARE

This Code applies to individuals in the following categories:

•
USGI Employees and Directors (except that an outside director does not need to comply with the preclearance and holding requirements of paragraphs 8 through 12 or the reporting requirements of paragraphs 27 through 30 unless he or she participates in or obtains information regarding the purchase or sale of securities or is involved in making securities recommendations or has access to such recommendations that are non-public. An outside director must comply with the acknowledgement provision of paragraph 30).

•	Consultants, interns and temporary workers, if USGI has decided to make you subject to the Code based on your contract length, job duties, work location and other factors.

For individuals who are subject to the Code, there are two designations with different implications: Access Person and Investment Person.

ACCESS PERSON

All USGI Employees are considered Access Persons since they have, or potentially could have, access to non-public information about securities transactions and other investments, holdings or recommendations for Advised Accounts or Portfolios.

INVESTMENT PERSON

An Access Person who meets any of the following criteria will in addition be considered an Investment Person:

•
The Access Person is a Portfolio Manager, Research Analyst or Research Assistant. They otherwise participate in making recommendations or decisions concerning the purchase or sale of securities in any Advised Account or Portfolio.

•	The Access Person has been designated an Investment Person by the CCO of USGI.

KEY CONSEQUENCE OF THIS DESIGNATION

An Investment Person is prohibited from transacting in securities during the period starting 7 calendar days before, and ending 7 calendar days after, any trade in an Advised Account or Portfolio for which he/she has responsibility. In addition, an Investment Person’s personal transactions will be reviewed for conflicts in the period starting 7 calendar days before, and ending 7 calendar days after, all trades by USGI.

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In some cases, the Investment Person may be required to reverse a trade and/or forfeit an appropriate portion of any profit as determined by the CCO of USGI. These consequences can apply even if the trade was pre-cleared.

IMPORTANT TO UNDERSTAND

Personal trading is a privilege, not a right. USGI Employees and Directors are expected to follow the law and adhere to the highest standards of behavior, including with respect to personal trading. Any violation of the Code could have severely adverse effects on you, your co-workers and USGI. Because personal trading is a privilege, it must not distract from an employee’s performance of his or her daily work on behalf of USGI and the funds and other advised accounts it manages.  If personal trading becomes a distraction, the privilege will be withdrawn. You may be held personally liable for your conduct and be subject to fines, regulatory sanctions, and even criminal penalties. Because USGI may restrict your trading or take actions such as forcing you to hold a position or to disgorge profits, personal trading carries risks beyond normal market risks.

Some requirements in this Code apply to Household Members. Each Household Member (see “Terms with Special Meanings” below) is subject to the same restrictions and requirements that apply to his/her related USGI Employee.

The Code does not address every ethical issue that might arise. If you have any doubt at all after consulting the Code, contact the CCO of USGI for guidance.

The Code applies to appearance as well as substance. Always consider how any action might appear to an outside observer (such as a client or regulator).

You are expected to follow the Code both in letter and in spirit. Literal compliance, such as pre-clearing a transaction, does not necessarily protect you from liability for conduct that violates the spirit of the Code. If you have questions about how to comply with this Code, consult the CCO of USGI.

WHO TO CONTACT

•	USGI CCO: Monica Blanco

•	USGI Compliance Department: 210-308-1239

TERMS WITH SPECIAL MEANINGS

Within this policy, these terms are defined as follows:

Advised Account or Portfolio: Any Affiliated Fund, or any portfolio or client account advised or sub- advised by USGI.

Affiliated Fund: Any USGI branded or sponsored open-end fund, closed-end fund, or Exchange Traded Fund (ETF), and any third-party fund advised or sub-advised by USGI.

Automatic Investment Plan: Any program such as a dividend reinvestment plan (DRIP) or automated payroll deduction, under which investment account purchases or withdrawals occur according to a predetermined schedule and allocation.

Broad-Based Securities Market Index - an index not administered by an affiliated organization and that is widely recognized and used. To be considered “broad based,” the index must be generally viewed as reflecting the movement of the entire market, including a variety of industries or sectors. Examples include the S&P 500, Wilshire 5000, Russell 3000. A narrow-based index is one comprised of a limited number of securities or securities representing a particular segment of the whole market.

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Beneficial Ownership: Any interest by which you or any Household Member, directly or indirectly, derives a monetary benefit from purchasing, selling, or owning a security or account, or exercises investment discretion.

You have Beneficial Ownership of securities held in accounts in your own name, or any Household Member ‘s name, and in all other accounts over which you or any Household Member exercises or may exercise investment decision-making powers, or other influence or control, including trust, partnership, estate, and corporate accounts or other joint ownership or pooling arrangements.

Code: This Code of Ethics.

Domestic Partner: An individual who is neither a relative of, or legally married to, a USGI Employee, but shares a residence and is in a mutual commitment similar to marriage with such USGI Employee.

Federal Securities Laws: The applicable portions of any of the following laws, as amended, and of any rules adopted under them by the Securities and Exchange Commission or the Department of the Treasury:

•	Securities Act of 1933.

•	Securities Exchange Act of 1934.

•	Investment Company Act of 1940.

•	Investment Advisers Act of 1940.

•	Sarbanes-Oxley Act of 2002.

•	Title V of the Gramm-Leach-Bliley Act.

•	The Bank Secrecy Act.

Household Member: Any of the following who reside, or are expected to reside, for at least 90 days a year, in the same household as a USGI Employee:

•	Spouse or Domestic Partner.

•	Sibling.

•	Child, stepchild, grandchild.

•	Parent, stepparent, grandparent.

•	In-laws, (mother, father, son, daughter, brother, sister).

Managed Account: Any account in which you or a Household Member has Beneficial Ownership and for which you have delegated full investment discretion in writing to a third-party broker or investment manager.

USGI Employee: Any full-or part-time employee of USGI, and any consultants, interns or temporary workers designated by the CCO of USGI.

Reportable Account: Any account for which you or a Household Member has Beneficial Ownership AND in which securities (and interests in cryptocurrency that may be classified as a “security”) can be bought or held. This includes, among others:

•	All Managed Accounts.

•	Any USGI 401(k) plan account.

•	Any 401(k) plan account from a previous employer that permits the purchase of any Reportable Security.

•	Any direct holding in an Affiliated Fund (as earlier defined, this includes ETFs sponsored or advised by USGI).

•	Any retirement account or health savings account (HSA) that permits the purchase of any Reportable Security, and any 529 college savings plan that permits the purchase of Affiliated Funds.

•	Any account holding cryptocurrencies that may be a security (anything other than bitcoin and ethereum).

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The following are NOT considered Reportable Accounts:

•	Charitable giving accounts.

•	Accounts held directly with a mutual fund complex in which non-Affiliated Funds are the only possible investment.

Reportable Security: Any security EXCEPT:

•	Direct obligations of the U.S. government (indirect obligations, such as Fannie Mae and Freddie Mac securities, are reportable).

•	Certificates of deposit, bankers’ acceptances, commercial paper, and high quality short-term debt (including repurchase agreements).

•	Money market funds.

•	Open-end funds that are not Affiliated Funds.

•	Cryptocurrencies other than bitcoin and ethereum.

Reportable Transaction: Any transaction involving a Reportable Security EXCEPT:

•	Transactions in Managed Accounts.

•	Transactions occurring under an Automatic Investment Plan (this includes Automated Payroll Deductions).
GENERAL RESTRICTIONS AND REQUIREMENTS

BASIC PRINCIPLES

1.    Never abuse a client’s trust, rights, or interests. This means you must never do any of the following:

•	Engage in any plan or action, or use any device, that would defraud or deceive a client.

•	Make any material statements of fact that are incorrect or misleading, either as to what they include or omit.

•	Engage in any manipulative practice.

•
Use your position (including any knowledge or access to opportunities you have gained by virtue of your position) to personal advantage or to a client’s disadvantage. This would include, for example, front- running or tailgating (trading directly before or after the execution of a large client trade order), or any attempt to influence a client’s trading to enhance the value of your personal holdings.

•	Conduct personal trading in any way that could be inconsistent with your fiduciary duties to a client (even if it does not technically violate the Code).
2.    Handle conflicts of interest appropriately. This applies not only to actual conflicts of interest, but also to any situation that might appear to an outside observer to be improper or a breach of fiduciary duty.

3.    Keep confidential information confidential. Always properly safeguard any confidential information you obtain in the course of your work. This includes confidential information related to any of the following:

•	Any Advised Account or Portfolio and any other financial product offered or serviced by USGI.

•	New products, product changes, or business initiatives.

•	Past, current, and prospective clients, including their identities, investments, and account activity.

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“Keeping information confidential” means using discretion in disclosing information as well as guarding against unlawful or inappropriate access by others.

This includes:

•	Making sure no confidential information is visible on your computer screen and desk when you are not there.

•	Not sharing passwords with others.

•
Using caution when discussing business in any location where your conversation could be overheard. Confidential information may be released only as required by law or as permitted under the applicable privacy policy. Consult the CCO of USGI before releasing any confidential information.

4.    Handle Material Non-Public Information properly. Follow all of the terms described in “Material Non-Public Information” below. Be aware that any failure to handle such information properly is a serious offense and may lead to disciplinary action from USGI as well as serious civil or criminal liability.

5.    Comply with Federal Securities Laws. Any violation of these laws is punishable as a violation of the Code.

6.    Never do anything indirectly that, if done directly, would violate the Code. Such actions will be considered the equivalent of direct Code violations.

7.    Promptly alert the CCO of USGI of any actual or suspected wrongdoing. Examples of wrongdoing include violations of the Federal Securities Laws, misuse of corporate assets, misuse of confidential information, or other violations of the Code. If you prefer to report confidentially, call the legacy USGI Confidential Hotline at 210-308-1256. Note that failure to report suspected wrongdoing in a timely fashion is itself a violation of the Code.

PRE-CLEARANCE AND HOLDING REQUIREMENTS

8.    Pre-clear any trade in Reportable Securities, including certain Affiliated Funds

If your trade requires pre-clearance, request approval before you or any Household Member places an order to buy or sell any Reportable Security. Any approval you receive expires at the end of the trading day it was granted; however, you may place after hours trades in international markets until 11:59 p.m. local time on that day. When requesting pre-clearance, follow this process:

•	Request pre-clearance on the same trading day you want to trade. Be sure your pre-clearance request is accurate as to security and direction of trade.

•	Wait for approval before trading. If you receive approval, you may only trade that same trading day, and only within the scope of approval. If you do not receive approval, do not trade.

o
Trades of up to $10,000 on any day in a security that is part of a Broad-Based Securities Market Index may be pre-cleared for up to five business days where the transaction order is based on a rule established at the outset, i.e., purchase IBM each day that it opens at $100 or less.

•
Place day orders only. Do not place good-til-canceled orders. You may place orders for an after-hours trading session using that day’s preclearance approval, but you must not place any order that could remain open into the next regular trading session.

9.    Hold positions in Reportable Securities for 60 calendar days, or be prepared to forfeit any gains. Generally, you may sell the security on the 60th day after purchase. This requirement extends to any options or other transactions that may have the same effect as a purchase or sale (such as the exercise of an option contract) and to all Reportable Securities-except for ETFs that are non-Affiliated Funds and are based on approved Broad-Based Securities Market indices and permitted options on these ETFs. The requirement is tested on a last-in-first-out basis, across all

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of your holdings (not just within individual accounts). The CCO may grant exceptions to the 60-day requirement upon request, but will not do so where the number or dollar amount of the trade or trades requested is excessive.

You may be required to surrender any gains realized (net of commissions) through a violation of this rule. You may close a position at a loss at any time, provided pre- clearance has been obtained or an exemption applies.

10.    Comply with trading restrictions described in the prospectuses for all Affiliated Funds. This includes restrictions on frequent trading in shares of any open-end Affiliated Fund. Any violation of these trading restrictions is punishable as a violation of the Code.

11.    Pre-clear any transaction in a Managed Account that involves your influence. You must also immediately consult with the CCO of USGI to discuss whether the account in question can properly remain classified as a Managed Account.

12.    Obtain approval before investing in a private placement (such as a private equity investment, hedge fund, or limited partnership) and before selling or redeeming a private placement that is branded, sponsored, advised or sub-advised by USGI. This includes transactions in any private funds advised or sub-advised by USGI. Approval is required even if the investment is made in a Managed Account. Approval is not needed for additional capital calls following the initial investment.

WHAT NEEDS TO BE PRE-CLEARED

Pre-clearance required:

•	All actively initiated trades in Reportable Securities, except those listed here under “No pre-clearance required.”

Be aware that pre-clearance can be withdrawn even after it has been granted, and even after you have traded, if USGI later becomes aware of Affiliate-Advised Account or Portfolio trades whose existence would have resulted in denial of preclearance. In these cases you may be required to reverse a trade and/or forfeit an appropriate portion of any profit, as determined by the CCO of USGI.

•	Note that closed-end funds and ETFs are Reportable Securities, but certain ETFs do not need to be pre-cleared. These ETFs are listed here under “No pre-clearance required.”

No pre-clearance required:

•	Shares of any open-end mutual-fund (including Affiliated Funds).

•	ETFs that are not Affiliated Funds and are based on approved BroadBased Securities Market indices.

•	CDs and commercial paper.

•
Securities acquired or disposed of through actions outside your control or issued pro rata to all holders of the same class of investment, such as automatic dividend reinvestments, stock splits, mergers, spin-offs, or rights subscriptions.

•	Sales pursuant to a bona fide tender offer.

•	Trades made through an Automatic Investment Plan that has been disclosed to the CCO of USGI.

•
Trades in a Managed Account (except that you must pre-clear any trades that involve your influence, any initial purchases of private placements, and any sales or redemptions of private placements that are branded, sponsored, advised or sub-advised by USGI).

•
Foreign currency futures (any foreign exchange swap or foreign currency forward except for an instrument traded on a national securities exchange relating to foreign currency) and permitted financial futures (See Section 15).

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OTHER RESTRICTIONS

13.    Never knowingly trade any security being traded or considered for trade by any Advised Account or Portfolio. This applies to employee transactions in securities that are exempt from pre-clearance, and includes equivalent or related securities.

For example, if a company’s common stock is being traded, you may face restrictions on trading any of the company’s debt, preferred, or foreign equivalent securities, and from trading or exercising any options based on the company’s securities.

14.    Always prioritize client trades over personal trades. Your fiduciary duties to the client are far more important than your personal trading, which is a privilege and not a right. Never delay or in any way alter the timing or terms of a client trade for your personal benefit.

15.    Do not engage in trading that involves single stock futures or a naked short position. Options are permitted only for hedging purposes (i.e., the sale of covered calls or the purchase of puts that are offset by existing long positions), with short sales “against the box” permitted.
16.    Never participate in an investment club or similar entity.
17.    Do not engage in excessive or inappropriate trading activity. Never let personal trading interfere with your professional duties. USGI’s CCO will determine what constitutes excessive or inappropriate trading.

18.    Never purchase an IPO without advance approval. Equity IPO participation is generally prohibited, but approval may be granted in special circumstances, such as when:

•	You already have equity in the company and are offered shares.

•	You are a policy holder or depositor in a company that is demutualizing.

•	A family member has been offered shares as an employee.

You may receive approval for offerings of fixed income securities, convertible securities, preferred securities, open- and closed-end funds or commodity pools.

POLICY ON SERVICE AS A DIRECTOR OF A PUBLIC COMPANY

19.    Prohibition against Serving as a Director of a Public Company. No one except the Independent Directors and the Chief Executive Officer (“CEO”) shall serve on the board of directors of a publicly traded company (“Public Company”) (other than USGI, its subsidiaries and affiliates, including investment companies).

20.    Notice about CEO to Serve as Director. If the CEO intends to serve as a director of a Public Company (or if he serves as a director for a private company that proposes to become public), he shall first notify the boards of directors of USGI and the board of trustees of each investment company registered under the 1940 Act for which USGI serves as investment adviser. Each Board shall be given an opportunity to ask questions and discuss the CEO’s proposed service as a director.

21.    Trading Restrictions While Serving as Director. When the CEO serves on the board of directors of a Public Company, he (trading for his own account) and USGI (trading for its own accounts or on behalf of the U.S. Global Funds or Other USGI-Managed Accounts) are prohibited from trading in the securities of the Public Company (except during the “Trading Window”) for as long as the CEO serves as a director and continuing until the Public Company issues a Form 10-K, 10-Q, or otherwise makes a public announcement which discloses any material nonpublic information which the CEO may possess. The Trading Window begins on the third trading day after the Public Company issues a Form 10-K, 10-Q, or otherwise makes a public announcement that discloses any material nonpublic information

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the CEO may possess and continues for a period of 30 days after publication. If the Public Company has an insider trading policy that is in whole or in part more restrictive than this Code, the more restrictive provision shall apply to the CEO or USGI.

22.    Pre-Clearance Requirement. The CEO (trading for his own account) and USGI (trading for its own accounts or on behalf of the U.S. Global Funds or Other USGI-Managed Accounts) may trade in the securities of the Public Company during the “Trading Window” after the CEO pre-clears the transactions with the Chief Compliance Officer.

MATERIAL NON-PUBLIC INFORMATION

What is Material Non-Public Information?

Material Non-Public Information is defined as information regarding any security, securities-based derivatives or issuer of a security that is both material and non-public.
Information is material if both of the following are true:

•	A reasonable investor would likely consider it important when making an investment decision.

•	Public release of the information would likely affect the price of a security.

If you believe you have received material non-public information, you must consult the policy on Protection of Material Non-public Information.

•
Until you receive further instructions from the CCO of USGI, do not take any action in relation to the information, including trading or recommending the relevant securities or communicating the information to anyone else.

•	Never make decisions on your own regarding potential Material Non-Public Information, including whether such information is actually Material Non-Public Information or what steps should be taken.

•	If the CCO of USGI determines that you have Material Non-Public Information:

o	Do not buy, sell, gift, or otherwise dispose of the securities, whether on behalf of an Advised Account or Portfolio, yourself, or anyone else.

o	Do not in any way recommend, encourage, or influence others to transact in the issuer’s securities, even if you do not specifically disclose or reference the Material Non- Public Information.

REPORTING REQUIREMENTS

UPON BECOMING A USGI EMPLOYEE

23.    Within 7 calendar days of starting at USGI, acknowledge receipt of the Code. This includes certifying that you have read the Code, understand it, recognize that you are subject to it, have complied with all of its applicable requirements, and have submitted all Code-required reports.

24.    Within 7 calendar days of starting at USGI, report all of your Reportable Accounts and holdings in Reportable Securities. Include current information (no older than 45 calendar days before your first day of employment) on all Reportable Securities. For each security, provide the security name and type, a ticker symbol or CUSIP, the number of shares or units held, and principal amount (dollar value). For each Reportable Account, provide information about the broker, dealer, or bank through which the account is held and the type of account. For each Reportable Account, submit a copy of the most recent statement.

Note that there are separate procedures for Managed Accounts, as described below in item 27.

25.    Within 7 calendar days of starting at USGI, report all current investments in private placements (limited offerings). Limited offerings are Reportable Securities.

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26.    Within 30 calendar days of starting at USGI, instruct each broker-dealer that you trade through to provide duplicate account statements to USGI.

WHEN OPENING ANY NEW REPORTABLE ACCOUNT (INCLUDING A MANAGED ACCOUNT)

27.    Obtain pre-approval for any new Managed Account. Using the appropriate form available from the CCO of USGI, provide representations that supports the classification of the account as a Managed Account. For an account to be classified as a Managed Account, the account owner must have no direct or indirect influence or control over the securities in the account. The form must be signed by the account’s broker or investment manager and by all account owners (you and/or any Household Member). You may be asked periodically to confirm these representations.

You are responsible for ensuring that duplicate statements of the Managed Account are sent to the CCO of USGI.

28.    Report any new Reportable Account (other than a Managed Account) that is opened. Do this within 7 calendar days of the date you or a Household Member opens the account or an account becomes a Reportable Account through marriage, cohabitation, divorce, death, or another event.

EVERY QUARTER

29.    Within 20 calendar days of the end of each calendar quarter, verify that all Reportable Transactions made during that quarter have been reported.

You are responsible for ensuring that USGI promptly receives copies of all account statements.

For each Reportable Transaction, you must provide, as applicable, the transaction date, security name and type, ticker symbol or CUSIP, interest rate (coupon) and maturity date, number of shares, price at which the transaction was effected, principal amount (dollar value), the nature of the trade (buy or sell), and the name of the broker, dealer, or bank that effected the transaction. It is very important that you carefully review and verify the transactions and related details, checking for accuracy and completeness. If you find any errors or omissions, promptly correct or add to your list of transactions.

EVERY YEAR

30.    Within 30 calendar days of the end of each calendar year, acknowledge receipt of the most recent version of the Code and file your Annual Holdings and Accounts Report.

The report must contain the information described in item 20 above, and include your certification that you have reported all Reportable Accounts, and all holdings and transactions in Reportable Securities for the previous year.

For Managed Accounts, you must affirm annually (for yourself and on behalf of any Household Member) the classification of the account as a Managed Account through a separate certification. No broker or investment manager involvement is required on this annual reaffirmation.

All Employees and Directors must acknowledge receipt of the Code and any amendments to the Code that occur during the course of the year.

ADDITIONAL RULES FOR INVESTING IN EMPLOYER SECURITIES

Purchases or sales of securities issued by USGI raises issues under the securities laws. Your ability to purchase or sell such securities will depend upon, among other things, whether you have or are deemed to have material non-public information about USGI securities. You should refer to USGI’s Compliance Manual for additional information found in the policy titled “Limitations on Trading In USGI Stock”.

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CODE ADMINISTRATION

Training

You will be required to participate in training on the Code when joining USGI as well as periodically thereafter.

Exceptions

The Code exists to prevent violations of law. The CCO of USGI may, under certain circumstances, grant waivers from a Code requirement. No waivers or exceptions that would violate any law will be granted.

Monitoring

The CCO of USGI is responsible for monitoring transactions and holdings for any violations of this Code.

Consequences of violation

Any individual who violates the Code is subject to penalty. Penalties could include, among other possibilities, a written warning, restriction of trading privileges, disgorgement of trading profits, fines, and suspension or termination of employment.

Applicable rules

The Code has been adopted in recognition of USGI’s fiduciary obligations to clients and in accordance with various provisions of Rule 204A-1 under the Investment Advisers Act of 1940 and Rule 17j-1 under the Investment Company Act of 1940.